Exhibit 99.1

Registration No. 45532

CERTIFICATE OF DEPOSIT
OF SUPPLEMENTARY CERTIFICATE
THIS IS TO CERTIFY that a Supplementary Certificate of Brookfield Renewable Energy Partners L.P., showing a change of name to Brookfield Renewable Partners L.P., was delivered to the Office of the Registrar of Companies and registered on the 3rd day of May 2016 pursuant to section 8(4) of the Limited Partnership Act 1883 and 8(4) of the Exempted Partnership Act 1992 as amended.

THE LIMITED PARTNERSHIP ACT, 18H3
SUPPLEMENTARY CERTIFICATE OF PARTICULARS OF
A LIMITED PARTNERSHIP
Pursuant to Section 8B(4)

Name of the Limited Partnership:	Brookfield Renewable Partners L.P.

Name and Address of the General Partner:	Brookfield Renewable Partners Limited
73 Front Street
5th Floor
Hamilton HM 12
Bermuda

Address of the Registered Office of the Partnership in Bermuda	73 Front Street
5th Floor
Hamilton HM 12
Bermuda

Dated the 3rd day of May 2016

13999650v2

THE EXEMPTED PARTNERSHIPS ACT, 1992
SUPPLEMENTARY CERTIFICATE OF PARTICULARS OF
AN EXEMPTED PARTNERSHIP

Pursuant to Section 13(5)

Name of the Partnership:	Brookfield Renewable Partners L.P.

Name and Address of the General Partner:	Brookfield Renewable Partners Limited
73 Front Street
5th Floor
Hamilton HM 12
Bermuda

Name and Address of the Resident Representative:	Jane Sheere
73 Front Street
5th Floor
Hamilton HM 12
Bermuda

Registered Office of the Partnership	73 Front Street
5th Floor
Hamilton HM 12
Bermuda

Dated the 3rd day of May 2016

13999B00V2